SANDVIK

Our date	Our reference
2007-12-17	
Your date	**Your reference**

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

[redacted]

08000036

SUPPL

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

RECEIVED
2008 JAN -2 P 4:13

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires medtech company, dated 14 December 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 1/3

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

SEC-brev 071217 medtech

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik acquires medtech company

Sandvik Materials Technology has acquired the medical technology company JKB Medical Technologies in the US.

JKB Medical Technologies is a leading contract manufacturer of spinal implants and medical instruments. Implants represent approximately 80% of sales. The products are manufactured from titanium alloy and high-alloy stainless materials. Its customers comprise globally leading medical technology companies that sell directly to hospitals and medical clinics.

The company has sales of about SEK 90 M (USD 14 M) and the number of employees is 90. Operations are conducted from the main plant in Milford, Connecticut, and the recently established plant in Memphis, Tennessee, both in the US.

The acquisition further strengthens Sandvik's position in the strategically important and rapidly expanding medical segment.

"The acquisition is another important step in our efforts to become a strategic partner and complete supplier to globally leading medical technology companies. JKB Medical Technologies' core expertise and product program represent an excellent complement to Sandvik's existing operation and product offering within the medical area. Through Sandvik's knowledge within the areas of materials technology and machining, it will be possible to further develop JKB Medical Technologies' product program," says Peter Gossas, President of Sandvik Materials Technology.

The acquisition will be consolidated from 14 December 2007.

Sandviken, 14 December, 2007

Sandvik AB; (publ)

For further information contact Peter Gossas, President of Sandvik Materials Technology business area, +46 (0)26-26 36 28 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 (0)26-26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M (USD 11,000 M).

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of advanced special alloys and ceramic materials. The business area develops and supplies innovative products and system solutions to a number of industries in which high demands are imposed on safety, performance and productivity. Annual sales in 2006 amounted to about SEK 19,300 M (USD 3,000 M), with 8,600 employees. The product areas comprise Medtech, Tube, Strip, Wire, Kanthal and Process Systems.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43